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-----------                                                                                          -----------------------------
  FORM 4                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION             |         OMB APPROVAL        |
-----------                                           Washington, D.C. 20549                        |                             |
                                                                                                     -----------------------------
[ ] Check this box if                                                                               |                             |
    no longer subject                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number                   |
    to Section 16.             Filed pursuant to Section 16(a) of the Securities Exchange Act of    |Expires:                     |
    Form 4 or Form 5            1934, Section 17(a) of the Public Utility Holding Company Act of    |Estimated average burden     |
    obligations may                1935 or Section 30(f) of the Investment Company Act of 1940      |hours per response           |
    continue.                                                                                        -----------------------------
    See instruction 1(b)

(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
                                              |                                              |
1.    Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |  6. Relationship of Reporting
                                              |    NetOptix Corporation (Nasdaq:  Optx)      |     Person(s) to Issuer
     Andlinger      Gerhard           R.      |                                              |     (Check all applicable)
----------------------------------------------|--------------------------|-------------------|
      (Last)         (First)        (Middle)  |                          |                   |
                                              | 3.  IRS or Social Se-    |4. Statement for   |      X  Director     X  10% Owner
     4445 North A1A, Suite #235               |     curity Number of     |    Month/Year     |      X  Officer      __ Other
----------------------------------------------|     Reporting Person     |                   |         (give title     (specify
                    (Street)                  |     (Voluntary)          |                   |          below)          below)
                                              |                          |                   |
                                              |                          |      04/00        |       Chairman, President & CEO
                                              |                          |                   |       -------------------------
Vero Beach,        FL             32963       |                          |                   |
                                              |                          |                   |
                                              |                          |----------------------------------------------------------
                                              |                          |5. If Amendment,   |7.  Individual or Joint/Group Filing
                                              |                          |   Date of Original|    (Check Applicable Line)
                                              |                          |   (Month/Year)    | X  Form filed by One Reporting Person
                                              |                          |                   | __ Form filed by More than One
                                              |                          |   5/4/00(1)       |    Reporting Person
----------------------------------------------|-------------------------------------------------------------------------------------
     (City)           (State)        (Zip)    | Table I -- Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
                                              |
------------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security   |2. Trans- |3.Trans-    | 4. Securities Acquired (A)     |5. Amount of     |6. Owner-     | 7. Nature of
     (Instr. 3)          |   action |  action    |    or Disposed of (D)          |   Securities    |   ship       |    Indirect
                         |   Date   |  Code      |                                |   Beneficially  |   Form:      |    Bene-
                         |          |            |                                |   Owned at      |   Direct     |    ficial
                         |   (Month/|            |                                |   End of Month  |   (D) or (I) |    Ownership
                         |   Day/   |  (Instr. 8)|     (Instr. 3, 4 and 5)        |                 |              |
                         |   Year)  |------|-----|------------------|-----|-------|                 |              |
                         |          |      |     |                  |(A)or|       |                 |              |
                         |          | Code |  V  |  Amount          |(D)  |Price  | (Instr. 3 and 4)|   (Instr. 4) |   (Instr. 4)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |$1.50/ |                 |              |
  $.01 per share         | 04/05/00 |  X   |     |1,000,000 shares  |     |share  |                 |    (I)(2)    |      (2)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |       |                 |              |
  $.01 per share         |          |      |     |                  |     |       | 4,000,000 shares|    (I)(2)    |      (2)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |       |                 |              |
  $.01 per share         |          |      |     |                  |     |       |   171,465 shares|    (I)(3)    |      (3)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
                         |          |      |     |                  |     |       |                 |              |
                         |          |      |     |                  |     |       |                 |              |
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
                         |          |      |     |                  |     |       |                 |              |
                         |          |      |     |                  |     |       |                 |              |
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
                         |          |      |     |                  |     |       |                 |              |
                         |          |      |     |                  |     |       |                 |              |
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
                         |          |      |     |                  |     |       |                 |              |
                         |          |      |     |                  |     |       |                 |              |
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------

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

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                                                                    Table I - Continued
FORM 4 (Continued)                       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                 (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title of  |2.(Conver-|3.Trans-|4.Trans-|5.Number of     |6.Date Exer-  |7.Title and       |8.Price |9.Number  |10.Owner-|11.Nature
  Derivative|  sion or |  action|  action|  Derivative    |  cisable     |  Amount of       |  of    | of deriv-| ship    |of
  Security  |  Exercise|  Date  |  Code  |  Securities    |  and         |  Underlying      |  Deri- | ative    | Form of |Indirect
  (Instr. 3)|  Price of|        |(Instr. |  Acquired      |  Expiration  |  Securities      |  vative| Securi-  | Deriva- |Benefi-
            |  Deriv-  |        | 8)     |  (A) or Dis-   |  Date        |  (Instrs. 3      |  Secu- | ties     | tive    |cial
            |  ative   |        |        |  posed of (D)  | (Month/Day/  |   and 4)         |  rity  | Benefi-  | Secu-   |Owner-
            |  Security| (Month/|        |                |  Year)       |                  | (Instr.| cially   | rity:   |ship
            |          |  Day/  |        |(Instrs. 3,4,   |              |                  |  5)    | Owned    | Direct  |(Instr.4
            |          |  Year) |        | and 5)         |              |                  |        | at End   | (D) or  |
            |          |        |        |                |--------------|------------------|        | of Month | indirect|
            |          |        |        |                |Date  |Expira-|        | Amount  |        | (Instr. 4| (I)     |
            |          |        |        |                |Exer- |tion   | Title  | or      |        |          |(Instr.4)|
            |----------|--------|----|---|--------|-------|cisa- |Date   |        | Number  |        |          |         |
            |          |        |    |   |        |       |ble   |       |        | of      |        |          |         |
            |          |        |    |   |        |       |      |       |        | Shares  |        |          |         |
            |          |        |Code| V |   (A)  |  (D)  |      |       |        |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Warrant for | $1.50/   |04/05/00| X  |   |        |  (D)  |      |       |Common  |1,000,000|        |          |         |
Common Stock| share    |        |    |   |        |       |      |       |Stock,  |         |        |          |         |
            |          |        |    |   |        |       |      |       |par     |         |        |          |         |
            |          |        |    |   |        |       |      |       |value   |         |        |          |         |
            |          |        |    |   |        |       |      |       |$.01 per|         |        |          |         |
            |          |        |    |   |        |       |      |       |share   |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Warrant for |          |        |    |   |        |       |      |       |        |         |        |    0     |         |
Common Stock|          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Non-        |          |        |    |   |        |       |      |       |        |         |        |100,000   | (I)(4)  |   (4)
Qualified   |          |        |    |   |        |       |      |       |        |         |        |(4)       |         |
Stock Option|          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------

Explanation of Responses:

(1)  This Form 4 amends and restates the Form 4 filed with the United States Securities and Exchange Commission on behalf of
     Mr. Andlinger for the month of April, 2000.

(2)  These securities are directly beneficially owned by Andlinger Capital XIII LLC ("Andlinger Capital").  The Gerhard R. Andlinger
     Intangible Asset Management Trust (the "Trust") is a majority member of Andlinger Capital.  Mr. Andlinger is the sole beneficiary of the Trust and in such capacity, may be deemed to be an indirect beneficial owner of such securities.

(3)  These securities are directly beneficially owned by the Trust.  Mr. Andlinger is the sole beneficiary of the Trust and in such capacity, may be deemed to be an indirect beneficial owner of such securities.

(4)  These securities are beneficially owned directly by ANC Management Corp. ("ANC").  Mr. Andlinger may be deemed to beneficially own such securities indirectly in his capacity as Chairman of ANC.  Nothing in this Form 4 shall be deemed an admission that
     Mr. Andlinger is, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Securities Act") or otherwise, the beneficial owner of any securities reported on this Form 4 in which he does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.


**  Intentional misstatements or omissions of facts constitute                  By: /s/ Gerhard R. Andlinger              5/9/00
    Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        --------------------------------     -----------
                                                                                   ** Gerhard R. Andlinger                 Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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